QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2014 AND 2013

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Readers

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	April 30	July 31
	2014	2013
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents (note 3(a))	$831,279	$706,393
Amounts receivable and other assets (note 4)	22,350	143,487
Total current assets	853,629	849,880

Non-current assets
Restricted cash (note 3(b))	73,585	158,387
Amounts receivable and other assets (note 4)	200,000	440,000
Mineral property interests (note 5)	903,628	1,021,547
Total non-current assets	1,177,213	1,619,934

Total assets	$2,030,842	$2,469,814

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Amounts payable and other liabilities	$28,164	$136,137
Convertible debenture (note 7)	600,000	–
Flow-through share premium (note 8)	–	35,639
Due to related party (note 9)	2,874,033	2,421,220
Total current liabilities	3,502,197	2,592,996

Convertible debenture (note 7)	–	600,000
Total long-term liabilities	–	600,000

Shareholders' equity (deficiency)
Share capital (note 6)	26,050,118	26,050,118
Reserves (notes 6)	592,011	592,011
Accumulated deficit	(28,113,484)	(27,365,311)
Total shareholders' deficiency	(1,471,355)	(723,182)

Total liabilities and shareholders' equity	$2,030,842	$2,469,814

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ James Kerr	/s/ Ronald W. Thiessen

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended April 30		Nine months ended April 30
	2014	2013	2014	2013
Expenses: (note 10)
Exploration and evaluation	$5,875	$160,323	$266,875	$3,900,294
Assays and analysis	140	9,682	20,571	344,759
Drilling	–	–	90,773	265,336
Engineering	–	21,518	–	21,518
Geological	3,716	106,952	85,498	1,677,404
Graphics	383	16,546	2,355	43,044
Property payments	1,201	87	1,409	83,747
Site activities	435	–	28,777	662,479
Sustainability	–	5,538	17,182	56,343
Transportation	–	–	4,770	660,936
Travel and accommodation	–	–	15,540	84,728

General and administration	139,606	326,107	492,405	1,117,644
Conferences and travel	–	12,895	6,853	32,557
Legal, accounting and audit	11,870	4,496	50,044	49,843
Office and administration	107,102	270,733	398,982	947,259
Regulatory, trust and filing	9,846	17,042	19,497	40,912
Shareholder communications	10,788	20,941	17,029	47,073

Equity-settled share-based payments (note 6(c))	–	27,882	–	188,949
Loss from operations	(145,481)	(514,312)	(759,280)	(5,206,887)
Other items
Interest income	2,100	1,664	4,667	8,203
Interest expense	(10,816)	(7,608)	(28,964)	(32,055)
Flow-through share premium (note 8)	–	11,671	35,639	434,039
Gain on disposition of a mineral property
interest (note 5 (a)(i))	–	–	–	1,578,969
Tax related to flow-through financing (note 8)	–	(974)	(235)	(19,559)
Loss before income tax	(154,197)	(509,559)	(748,173)	(3,237,290)
Income tax (note 12)	–	–	–	–
Loss and comprehensive loss for the period	$(154,197)	$(509,559)	$(748,173)	$(3,237,290)

Basic and diluted loss per common share	$(0.01)	$(0.02)	$(0.03)	$(0.13)

Weighted average number of common shares outstanding	27,299,513	27,299,513	27,299,513	25,860,227

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Consolidated Interim Statements of Changes in Equity (Deficiency)
(Unaudited - Expressed in Canadian Dollars)

		Reserve
				Total
		Equity-settled		shareholders'
		share-based	Accumulated	equity
	Share Capital	payments	deficit	(deficiency)

Balance at August 1, 2012	$24,514,381	$381,139	$(23,906,484)	$989,036
Loss for the period	–	–	(3,237,290)	(3,237,290)
Equity-settled share-based payments (note 6(c))	–	188,949	–	188,949
Shares issued for cash, net of issuance cost (note 6 (b))	528,160	–	–	528,160
Shares issued for property option payment (note 5 (a)(i))	1,007,577	–	–	1,007,577
Balance at April 30, 2013	$26,050,118	$570,088	$(27,143,774)	$(523,568)

Balance at August 1, 2013	$26,050,118	$592,011	$(27,365,311)	$(723,182)
Loss for the period	–	–	(748,173)	(748,173)
Balance at April 30, 2014	$26,050,118	$592,011	$(28,113,484)	$(1,471,355)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Nine months ended April 30
	2014	2013
Cash flows from operating activities:
Loss for the period	$(748,173)	$(3,237,290)
Adjusted for:
Equity-settled share-based payments (note 6(c))	–	188,949
Flow-through share premium (note 8)	(35,639)	(434,039)
Gain on disposition of a mineral property interest (note 5 (a)(ii))	–	(1,578,969)
Interest expense	28,964	32,055
Property option payments paid through issuance of shares (note 5)	–	5,000
Restricted cash (note 3(b))	84,802	(73,000)
Changes in non-cash working capital items:
Amounts receivable and other assets	121,144	109,023
Amounts payable and other liabilities	(112,905)	(583,794)
Due to related parties	408,034	1,304,991
Net cash used in operating activities	(253,773)	(4,267,074)

Cash flows from investing activities:
Disposition of mineral property (note 5(a)(iii))	402,636	2,000,000
Amarc's share of cash held in Galaxie joint arrangement on the termination date (note 5(a)(iv))	55	–
Acquisition of mineral property (note 5(a)(i))	–	(50,000)
Net cash provided by investing activities	402,691	1,950,000

Cash flows from financing activities:
Proceeds from issuance of share capital, net of issuance cost (note 6)	–	615,780
Interest paid on convertible debenture (note 7)	(24,032)	(29,491)
Net cash (used in) provided by financing activities	(24,032)	586,289

Increase (decrease) in cash and cash equivalents	124,886	(1,730,785)
Cash and cash equivalents, beginning of period	706,393	2,450,451
Cash and cash equivalents, end of period (note 3(a))	$831,279	$719,666

Supplementary cash flow information:
Non cash investing and financing activities:
Property acquisition costs paid by issuance of common shares (note 5(a)(i))	$–	$1,002,577
Property acquisition costs paid by issuance of convertible debenture (note 5(a)(i))	–	650,000
Increase in mineral property interest in Galaxie Property(note 5(a)(iv))	284,717	–
	$284,717	$1,652,577

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed consolidated interim financial statements (the "Financial Statements") of the Company as at and for the three and nine months ended April 30, 2014 include the financial statements of Quartz Mountain Resources Ltd. and those of its wholly-owned subsidiary, Wavecrest Resources Inc. (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Company.

The Company is in the process of acquiring and exploring mineral property interests (note 5). The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, the future profitable production of any mine and the proceeds from the disposition of the mineral property interest.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. At April 30, 2014, the Company had cash and cash equivalents of $0.8 million, and a working capital deficit of $2.6 million.

Of the total liabilities of $3.5 million at April 30, 2014, $2.9 million is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 9(b)). The Company has received a confirmation from HDSI that, while continuing to provide services to the Company, HDSI will not demand, prior to July 31, 2015, payment of amounts outstanding as of the reporting date. However, there is no guarantee or amended agreement and as such the amount is presented as a current obligation.

Management believes that it is able to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements. Unless stated otherwise, the accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements which are filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2013. Results for the period ended April 30, 2014 are not necessarily indicative of future results.

Issuance of these Financial Statements was authorized by the Audit and Risk Committee of the Company’s Board of Directors on June 11, 2014.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those applied to the consolidated financial statements as at and for the year ended July 31, 2013.

(d)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2013, the Company adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior periods but may affect the accounting for future transactions or arrangements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2014

•	Amendments to IFRS 10, Consolidated Financial Statements

•	Amendments to IFRS 12, Disclosure on Interest in Other Entities

•	Amendments to IAS 27, Separate Financial Statements

•	Amendments to IAS 32, Financial Instruments – Presentation

•	Amendments to IAS 36, Impairment of Assets

•	Amendments to IAS 39, Financial Instrument – Recognition and Measurement

•	IFRIC 21 – Levies

Effective for annual periods beginning on or after July 1, 2014

•	Amendments to IAS 19, Employee Benefits

Effective for annual periods beginning on or after January 1, 2016

•	IFRS 14, Regulatory Deferral Accruals

(iv)	Effective date to be finalized

•	IFRS 9, Financial Instruments – Classification and measurement

The Company has not early-adopted these revised standards and is currently assessing the impact that these standards will have on the Company's financial statements.

Accounting policies adopted in the current period

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

•	IFRS 13, Fair Value Measurement

•	IAS 19, Employee Benefits

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

There was no material impact of the new and amended accounting standards adopted during the period.

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

(a)	Cash and cash equivalents

	April 30,	July 31,
	2014	2013
Business and savings accounts	$831,279	$706,393

(b)	Restricted cash

Restricted cash in the amount of $73,585 (July 31, 2013 – $158,387) represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable upon the completion of any required reclamation work on the related properties and the consent of regulatory authorities.

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	April 30,	July 31,
	2014	2013
Current:
Sales tax receivable	$6,042	$17,679
Prepaid insurance	16,308	5,808
Receivable from Amarc in respect of debenture (note 5(a))	–	120,000
Total	$22,350	$143,487

Non-current:
British Columbia Mineral Exploration Tax Credit	$200,000	$200,000
Receivable from Amarc in respect of debenture (note 5(a))	–	240,000
Total	$200,000	$440,000

5.	MINERAL PROPERTY INTERESTS

(a)	Galaxie Project

At April 30, 2014, the Company held a 100% interest in the Galaxie Project located approximately 24 kilometres south of Dease Lake, BC.

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Total
Estimated fair value of the Company's shares issued upon initial acquisition	$1,002,577
Cash payment upon initial acquisition	50,000
Convertible debenture issued to vendor (note 7)	650,000
Recognized as a mineral property interest (note 5(a)(i))	1,702,577
Disposition of 40% to Galaxie joint arrangement (note 5(a)(ii))	(681,031)
Galaxie Project balance as of July 31, 2013	$1,021,546
Contributions received from Amarc (note 5(a)(iii))	(402,636)
Gain on termination of Galaxie joint arrangement (note 5(a)(iv))	284,717
Galaxie Project balance as of April 30, 2014	$903,627

(i)        Initial acquisition

In August 2012, Quartz Mountain acquired the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury") by:

•	issuing 2,038,111 shares with a fair value of $672,577 to Finsbury,

•	issuing 1,000,000 shares with a fair value of $330,000 to Bearclaw Capital Corp. ("Bearclaw").

•	making a cash payment of $50,000 to Bearclaw, and

•	issuing a $650,000 convertible debenture (the "Debenture") (note 7) to Bearclaw.

Bearclaw retains a 1% net smelter returns royalty on a portion of the Galaxie Project known as the Gnat Pass Property, capped at aggregate payments of $7,500,000 (the "Gnat Pass Royalty Agreement").

(ii)      November 2012 agreement with Amarc Resources Ltd. (“Amarc”)

In November 2012, the Company and Amarc, a publicly traded company with certain directors in common with the Company, entered into an agreement (the “Letter Agreement”), pursuant to which Amarc earned an initial 40% ownership interest (the “Initial Interest”) in the Galaxie and ZNT Projects (note 5(b)) (the “Galaxie ZNT Project "), by making a cash payment of $1,000,000 to the Company (completed) and funding $1,000,000 in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie ZNT Project on or before December 31, 2012 (completed). The Company also granted to Amarc an option to acquire an additional 10% (for a total of 50%) ownership interest in the Galaxie ZNT Projects, in consideration for Amarc funding an additional $1,000,000 in exploration expenditures in relation to the Galaxie ZNT Projects, on or before September 30, 2013.

In December 2012, pursuant to the Letter Agreement and upon satisfaction of the earn-in requirements by Amarc for its Initial Interest, the Company and Amarc formed an unincorporated entity subject to the joint control of the Company and Amarc (the “Joint Arrangement”) to conduct exploration activities at the Galaxie ZNT Project. The Company transferred into the Joint Arrangement its interest in the properties and the Gnat Pass Royalty Agreement. Pursuant to the Joint Arrangement agreement, Amarc agreed to pay its proportionate share (then 40%) of the principal amount due under the Debenture, together with interest thereon, on their respective due dates.

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company recognized a gain of $1,578,969 in relation to the 40% disposition of the Galaxie and ZNT projects to the Joint Arrangement.

(iii)     June 2013 agreement with Amarc

Effective June 26, 2013, the Company and Amarc entered into an amendment agreement (the "Amendment") whereby the Galaxie ZNT Project was split into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint arrangement continued to be governed by the terms of the November 2012 letter agreement.

Under the Amendment, Amarc had an option until October 31, 2013 to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its then 40% interest to a 60% interest by funding exploration expenditures of $210,000 and $235,000, respectively. Amounts received from Amarc totalling $402,636 pursuant to its funding requirements were recorded as reductions to the carrying amount of mineral property interest.

(iv)      Termination of the joint arrangements with Amarc

On March 31, 2014 the Company and Amarc agreed to terminate both the Galaxie Joint Venture and the ZNT Joint Venture. Pursuant to the terms of the termination of the joint arrangements, Amarc was released from all obligations of the unincorporated entities and relinquished its interests in the underlying mineral assets to the Company.

Consequently, the Company recorded an increase of $284,717 in mineral property interest, , as summarized below:

Amarc debenture obligation	(40% of $600,000 )	$240,000
Balances due to a related party	(40% of $111,948 )	44,779
Amounts receivable	(40% of $17 )	(7)
Cash	(40% of $138 )	(55)
Charged to mineral property interests		$284,717

(b)	ZNT Project

The ZNT Project is located approximately 15 kilometres southeast of the town of Smithers, BC. In November 2012, the Company entered into a letter agreement with Amarc pursuant to which Amarc acquired an option to earn up to a 50% interest in the ZNT property. This agreement was amended in June 2013 to allow Amarc to earn up to a 60% interest in the ZNT property (note 5(a)).

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In October 2013, Amarc completed sufficient expenditures to have earned a 60% interest in the ZNT Joint Venture. Amarc returned operatorship of the ZNT Joint Venture to the Company.

On March 31, 2014, the Company and Amarc agreed to terminate both the Galaxie Joint Venture and the ZNT Joint Venture (note 5(a)(iv)).

No gain or loss was recognized upon termination of the ZNT Joint Venture as, at the date of termination of the agreement, the joint arrangement contained no assets or liabilities, other than mineral property interests in the ZNT properties for which no value had been recognized in the Company’s financial statements.

(c)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

The royalty has been recorded at a nominal amount of $1.

6.	CAPITAL AND RESERVES

(a)	Authorized and issued share capital

At April 30, 2014, the authorized share capital of the Company comprised an unlimited number of common and preferred shares without par value.

The Company has no preferred shares issued and outstanding. All issued shares are fully paid. Reconciliation of changes in share capital:

	Number of
	common
Issued share capital	shares	Amount
Balance, August 1, 2012	22,032,793	$24,514,381
Common shares issued for cash, December 2012 (note 6(b))	461,914	115,479
Flow–through shares issued for cash, December 2012 (note 6(b))	1,752,409	525,723
Recorded as flow–through share premium liability (note 8)	–	(87,620)
Share issuance costs, December 2012 (note 6(b))	–	(25,422)
Shares issued for property acquisition (note 5(a)(i))	3,052,397	1,007,577
Balance at July 31, 2013	27,299,513	$26,050,118
Balance at April 30, 2014	27,299,513	$26,050,118

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Private Placement and Flow-Through Financing

In December 2012, the Company completed a non-brokered private placement (the "Private Placement") of 2,214,323 common shares for aggregate gross proceeds of $641,202. The Private Placement was comprised of:

•	461,914 non-flow-through common shares issued at $0.25 per share for gross proceeds of $115,479; and

•	1,752,409 flow-through common shares issued at $0.30 per share, for gross proceeds of $525,723.

After issuance costs of $25,422, net cash proceeds from the Private Placement were $615,780, of which $87,620 was recorded as a flow-through share premium liability (note 8) and the balance of $528,160 was allocated to the common shares issued.

Pursuant to the flow-through share agreements, the Company renounced eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada).

(c)	Equity-Settled Share-Based Payments

The following summarizes the changes in the Company's share purchase options for the periods ended April 30, 2014 and 2013:

	Nine months ended		Nine months ended
	April 30, 2014		April 30, 2013
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise	options	exercise
Continuity of share options	outstanding	price	outstanding	price
Options outstanding at beginning of period	1,705,800	$0.45	1,767,600	$0.45
Forfeited during the period	(104,100)	$0.45	(29,600)	$0.45
Options outstanding at the end of period	1,601,700	$0.45	1,738,000	$0.45
Options exercisable at end of period	1,601,700	$0.45	1,163,400	$0.45

The weighted average contractual remaining life of the share purchase options outstanding at April 30, 2014 was 1.8 years (July 31, 2013 – 2.7 years).

The share-based payments expense recorded during the nine months ended April 30, 2013 relates to options granted during the fiscal year ended July 31, 2012 and vested during the periods ended in April 30, 2013. These options had a grant date fair value of $0.34, based on a Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted: grant date share price of $0.45; risk-free interest rate of 1.2%; expected volatility of 119%; expected life of 4.0 years; expected dividend yield of nil; and expected forfeiture rate of nil.

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.	CONVERTIBLE DEBENTURE

Pursuant to the purchase of the Galaxie Project (note 5(a)(i)), the Company issued an unsecured $650,000 convertible debenture (the "Debenture") to Bearclaw as part of the purchase price.

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, a principal payment of $50,000 toward the Debenture was made, reducing the outstanding balance to $600,000. The interest rate applicable on the new balance of $600,000 and for the remaining term of the Debenture was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Interest on the Debenture is payable quarterly in arrears and the principal sum of Debenture, along with any unpaid interest, is convertible at the option of the debenture holder into the Company's common shares at $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014. Upon initial recognition of the Debenture, management estimated that the residual value attributable to the conversion option was nominal.

8.	FLOW-THROUGH SHARE PREMIUM LIABILITY

	Nine months ended	Year ended
	April 30, 2014	July 31, 2013
Balance at beginning of period	$35,369	$411,009
Recognized as liability upon issuance of flow-through shares	–	84,520
Derecognized upon eligible expenditures incurred	(35,369)	(460,160)
Total	$–	$35,369

Pursuant to the Private Placement of flow-through shares (note 6(b)), the Company was obligated to spend the flow-through funds on eligible CEE prior to December 31, 2013 (completed) and to renounce the CEE to the investors (completed).

9.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those individuals that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and by definition include the directors of the Company.

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

During the period ended April 30, 2014 and 2013, the Company compensated key management personnel as follows:

	Three months ended		Nine months ended
	April 30		April 30
	2014	2013	2014	2013
Short-term employee benefits	$40,380	$81,076	$129,493	$311,040
Equity-settled share-based payment	–	17,128	–	77,318
Total	$40,380	$98,204	$129,493	$388,358

Short-term employee benefits include salaries, directors fees and amounts paid to HDSI (note 9(b)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company's management believes that Hunter Dickinson Services Inc. ("HDSI"), a private entity, has the power to participate in the financial or operating policies of the Company. Scott Cousens, Robert Dickinson, and Ronald Thiessen, are directors of both the Company and HDSI. Pursuant to a management agreement between the Company and HDSI dated July 2, 2010, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. These services are provided based on annually set rates. HDSI also incurs third party costs on behalf of the Company on full-cost recovery basis.

Transactions with HDSI were as follows:

	Three months ended		Nine months ended
	April 30		April 30
	2014	2013	2014	2013
Services received based on management services agreement	$93,272	$414,667	$433,887	$2,144,763

Reimbursement of third party expenses	309	15,682	11,403	120,219

Outstanding balances were as follows:

	April 30, 2014	July 31, 2013
Balance payable to HDSI	$2,874,033	$2,421,220

HDSI has agreed not to demand repayment of these unsecured amounts prior to the end of the next 12 month period.

10.	EMPLOYEES BENEFIT EXPENSES

Employees' salaries and benefits included in various expenses are as follows:

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	April 30		April 30
	2014	2013	2014	2013
Exploration and evaluation	$4,098	$151,804	$108,395	$1,238,539
General and administration	82,120	280,623	326,436	1,075,274
Total	$86,218	$432,427	$434,831	$2,313,813

General and administration expenses include equity-settled share-based payments expense.

11.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

12.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

As at April 30, 2014, the Company had unused non-capital loss carry forwards of approximately $5,483,000 (2013 – $4,205,000) in Canada and $23,000 (2013 – $21,000) in the United States. The Company had approximately $4,342,000 (2013 – $4,731,000) of resource tax pools available, which may be used to shelter certain resource income.

13.	FINANCIAL RISK

(a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents.

Management believes that its current assets at April 30, 2014, are sufficient to meet its known obligations falling due in next 12 months and to maintain its mineral rights in good standing for the next twelve months. Depending on the availability of financing, the Company has the ability to extend the maturity of amounts payable to HDSI (note 9(b)) on account of services for up to a one-year period, while continuing to receive services from HDSI as required.

Quartz Mountain Resources Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended April 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed at April 30, 2014:

		Payments due by period
	Total	Less than 1 year	1-5 years	After 5 years

Amounts payable and other liabilities	$28,164	$28,164	$–	$–

Due to related parties (note 9)	2,874,033	–	2,874,033	–
Convertible debenture (note 7)	600,000	600,000	–	–
Total	$3,502,197	$628,164	$2,874,033	$–